KW 3/24/14

[redacted]

14049465

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC Mail Processing Section
MAR 12 2014
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Croft & Bender LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 Northside Parkway NW, Building One, Suite 100
(No. and Street)

Atlanta (City) Georgia (State) 30327 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Theodore J. Bender III 404-841-3131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.
(Name – *if individual, state last, first, middle name*)

3630 Peachtree Road, NE, Suite 600 (Address) Atlanta (City) Georgia (State) 30326 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/25

OATH OR AFFIRMATION

I, Theodore J. Bender III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Croft & Bender LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIMBERLY MARKHAM
Notary Public, Georgia
Cherokee County
My Commission Expires
July 16, 2014

T Bender
Signature

MANAGING DIRECTOR + CCO
Title

Kimberly Markham
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Croft & Bender LLC

Financial Statements

with Supplementary Information
December 31, 2013

Croft & Bender LLC

Table of Contents
December 31, 2013

WINDHAM BRANNON

INDEPENDENT AUDITOR'S REPORT

To The Members of Croft & Bender LLC

We have audited the accompanying statement of financial condition of **Croft & Bender LLC** (a Georgia limited liability company), which comprise the balance sheet as of December 31, 2013, and the related statements of income and comprehensive income, changes in members' equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Croft & Bender LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

Windham Brannon P.C.

March 10, 2014 — Certified Public Accountants

3630 Peachtree Road NE, Suite 600, Atlanta, GA 30326 | 404.898.2000 | windhambrannon.com

Croft & Bender LLC

Statement of Financial Condition
December 31, 2013

Assets			
Current assets			
Cash		$	771,429
Accounts receivable			34,724
Reimbursable expenses receivable			12,755
Total current assets			818,908
Furnishings and equipment, less accumulated depreciation of $397,477			10,040
Warrants, at estimated fair value			1,804,572
Other assets			6,045
Total assets		$	2,639,565
Liabilities and members' equity			
Current liabilities			
Accounts payable		$	21,206
Accrued expenses			43,375
Due to Affiliate			30,782
Total current liabilities			95,363
Contingent compensation related to warrants			1,804,572
Total liabilities			1,899,935
Members' equity			
Members' capital			40,000
Accumulated other comprehensive income			
Estimated fair value of warrants	1,804,572		
Estimated contingent compensation	(1,804,572)		
	-		-
Retained earnings			699,630
Total members' equity			739,630
Total liabilities and members' equity		$	2,639,565

The accompanying notes are an integral part of these financial statements.

Croft & Bender LLC

Statement of Income and Comprehensive Income
For the Year Ended December 31, 2013

Revenue	
Merger and acquisition fees	$ 2,702,963
Private placement fees	895,020
Management fees, net	408,495
Total revenue	4,006,478
Operating expenses	
Salary and benefits expense	2,840,505
Finders fees	257,986
Office expense	236,051
Professional fees	127,219
Occupancy expense	134,077
Business development expense	97,722
Other operating expenses	34,982
Depreciation expense	8,055
Total operating expenses	3,736,597
Operating income	269,881
Other income	
Interest income	2,808
Net income	$ 272,689
Other comprehensive income	
Estimated fair value of warrants	1,804,572
Estimated contingent compensation	(1,804,572)
Total comprehensive income	$ 272,689

The accompanying notes are an integral part of these financial statements.

Croft & Bender LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2013

	Members' Capital	Retained Earnings	Comprehensive Income Warrants	Comprehensive Expense Contingent Compensation	Total Members' Equity
Balance, December 31, 2012	$ 40,000	$ 806,941	$ -	$ -	$ 846,941
Net income	-	272,689	-	-	272,689
Distributions to members	-	(380,000)	-	-	(380,000)
Comprehensive income item:					
Estimated fair value of warrants	-	-	1,804,572	-	-
Estimated contingent compensation	-	-	-	(1,804,572)	-
Balance, December 31, 2013	**$ 40,000**	**$ 699,630**	**$ 1,804,572**	**$ (1,804,572)**	**$ 739,630**

Croft & Bender LLC

Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flows from operating activities		
Net income	$	272,689
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		8,055
Changes in:		
Accounts receivable		255,377
Reimbursable expenses receivable		8,567
Accounts payable		6,848
Accrued expenses		(3,391)
Due to affiliate		30,782
Net cash provided by operating activities		578,927
Cash flows from investing activities		
Purchase of furnishings and equipment		(1,656)
Net cash used in investing activities		(1,656)
Cash flows from financing activities		
Distributions to members		(380,000)
Net cash used in financing activities		(380,000)
Net increase in cash		197,271
Cash, beginning of year		574,158
Cash, end of year	$	771,429
Supplemental disclosures of non-cash items		
Unrealized gain on warrants	$	1,804,572
Contingent compensation related to warrants	$	1,804,572

1. Organization and Summary of Significant Accounting Policies

Croft & Bender LLC (the "Company") began operations in 1996 as an investment banking firm engaged in the business of providing merger and acquisition, capital raising and other financial advisory services. The Company also organized and manages C&B Capital I, L.P. ("Fund I") and C&B Capital II, L.P. and a parallel partnership, C&B Capital II (PF), L.P. (collectively referred to as "Fund II"), which are private equity investment partnerships collectively referred to herein as the "Funds". The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority as a broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition

The Company enters into engagement agreements primarily with corporate clients to provide merger and acquisition, capital raising, and other financial advisory services. These engagements may span one or more years. Revenue is generated through retainer and other project fees for advisory services, and success fees for completed private placement financings and merger and acquisition transactions. Private placement fees are considered to be earned when the terms of the agreement have been satisfied. Contingent fees related to successful financing and merger and acquisition transactions are recognized when the transactions are closed. During 2013, financing and merger and acquisition revenue was recognized from approximately 16 clients, and 5 clients accounted for approximately 92% of such revenues. Financing and merger and acquisition engagement agreements with approximately 14 clients were open at December 31, 2013.

Through a management agreement with the General Partner of each of the Funds, the Company provides management and advisory services and receives management fees based on (i) total capital commitments of the limited partners of the Funds during the initial investment period (five years from the final closing) and (ii) thereafter, on total capital contributions of the limited partners actually used to make portfolio investments, less the amount of such capital contributions attributable to the Fund's disposed investments. Management fees are paid quarterly in advance and are recognized as they are earned by the daily performance of management functions.

Direct expenses that are reimbursable by clients are typically recorded as a receivable when incurred and are periodically billed to the client. Reimbursable expenses are written off when they are deemed to be unbillable or uncollectible. This method differs from U.S. generally accepted accounting principles, which calls for recording billable reimbursable expenses as revenue. Management considers the effect to be immaterial.

Cash

Cash represents interest and non-interest bearing deposits in banks located in Georgia. From time to time, balances in interest and non-interest bearing accounts may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are due from clients mainly for providing financial advisory services, including raising capital and assisting companies with mergers and acquisitions, and are stated at the amount the Company expects to collect and do not bear interest. The collectibility of accounts receivable balances is regularly evaluated based on a combination of factors such as client credit-worthiness, past transaction history with the client, current economic and industry trends, and changes in client payment terms. If it is determined that a client will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material event impacting its business, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered. As of December 31, 2013, management does not believe that an allowance for doubtful accounts is necessary.

Warrants and Contingent Compensation

Warrants representing partial payment for the Company's services are sometimes issued by clients to the Company. The Company did not receive or exercise any warrants during 2013. At December 31, 2013, the Company was the holder of certain warrants in non-public, closely-held businesses which were considered to not be readily marketable, have various expiration dates through 2017, have an aggregate exercise price of approximately $1,055,000 and had an aggregate estimated fair value of $1,804,572 as of December 31, 2013. The warrants represent holdings in four different companies and exercise prices range from $0.12 per share to $4.62 per share. The warrants, though held by and in the name of the Company, have been allocated as contingent accrued compensation to the members and to certain employees. The unrealized gain recognized from the value of the warrants and the accrued compensation payable to the members of the Company will be recorded as a realized gain and compensation expense at the time of exercise of the warrants. Compensation and payment of amounts to members and certain employees is contingent upon exercise of the warrants. The estimated fair value of the warrants and the contingent compensation are recorded as components of "other comprehensive income" in the statement of members equity.

Furnishings and Equipment

Furnishings and equipment, carried at cost less accumulated depreciation, consists of leasehold improvements, furniture and fixtures, and office equipment. Depreciation is provided using straight-line and accelerated methods over useful lives of three years or the life of the existing lease.

Income Taxes

The Company is a limited liability company and, as such, its earnings and income taxes flow through directly to the members. Differences exist in the book and tax basis of assets and liabilities, primarily related to differences in revenue recognition policies for financial reporting and for tax purposes.

Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its filed income tax returns that require disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of issuance.

2. Fair Value Measurements

From time to time, the Company receives warrants, issued by clients, representing partial payment for the Company's services. The warrants are carried at their fair value. In order to determine the fair value associated with the warrants, the Company obtained audited financial statements for the portfolio companies and reviewed for assumptions used therein for valuing these types of securities. The assumptions used in the audited financial statements were reviewed for reasonableness and appropriateness. The same input factors for the Black-Scholes model used by the portfolio companies were used by the Company in determining the estimated fair value of the warrants and contingent compensation accrual of the Company.

At December 31, 2013, the Company's warrants are considered to be Level 3 assets under generally accepted accounting principles. For the year ended December 31, 2013, the change in the warrant balance was attributable solely to the change in the estimated fair value of the warrants.

The following table represents the valuation technique used to measure the fair value of the warrants, and the significant unobservable inputs and ranges for those inputs.

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values
Warrants	**$ 1,804,572**	Black Scholes model	Annual risk-free rate	0.04%-2.20%
			Annualized volatility	27.45%-62.0%

3. Furnishings and Equipment

Furnishings and equipment consist of the following at December 31, 2013:

Furniture and fixtures	$	163,488
Office equipment		161,124
Software		10,651
Leasehold improvements		72,254
		407,517
Less accumulated depreciation		(397,477)
Furnishings and equipment, net	$	10,040

Depreciation expense for the year ended December 31, 2013 amounted to $8,055.

4. Related Party Transactions

The members of the Company are also the principal owners, and managing partners, of two companies, each of which is the general partner of one of the two Funds. Total management fees of $408,495 were earned from the Funds in 2013. Such fees were net of credits of $60,000 for 2013, which was allocated to the Funds by the Company related to transaction fees earned by the Company on transactions with a client in which a Fund invested. During 2013, Fund II overpaid management fees of $30,782. This amount is expected to be paid back to Fund II during 2014, and accordingly recorded as a receivable from affiliate. As of December 31, 2013, the Company earned private placement revenue from clients which were also portfolio companies of the Funds of $895,020 and had receivables due from those clients of $986.

The members of the Company and other key employees may sit on the Boards of Directors of some of the clients of the Company, or may attend Board of Directors meetings of some portfolio companies of the Funds in exercise of the Funds' observation rights. The Company may, from time to time, enter into commercial arrangements with clients or vendors which have Board members or employees that are related to members of the Company.

As of December 31, 2013, the Company and its members guaranteed a $1.5 million line-of-credit made available to Fund II by one commercial bank. The line-of-credit held by Fund II had a balance of $259,988 at December 31, 2013. The current line-of-credit will mature on April 15, 2014.

5. Simplified Employee Pension Plan

The Company has adopted a Simplified Employee Pension Plan that covers substantially all employees. Employees contribute voluntarily to the plan through salary reductions. The Company may contribute discretionary amounts as part of the employees' incentive compensation. The Company's contributions to the plan were $73,065 in 2013.

6. Leases

The Company has various operating lease agreements for office space and some office equipment. Rental expense was $151,782 for 2013. The Company's office lease expired December 31, 2010, and it is currently leasing its office space on a month-to-month basis for $10,000 per month. As of December 31, 2013, the minimum future rental payments under these leases are as follows:

Year		Amount
2014	$	17,921
2015		9,636
2016		6,826
Total minimum future rental payments	$	34,383

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2013, the ratio of aggregate indebtedness to net capital was .14 to one, and net capital was $676,066, which was $669,708 more than required.

Supplementary Information

INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION
Required by Rule 17a-5 Under the Securities Exchange Act of 1934

To The Members of
Croft & Bender LLC

We have audited the financial statements of **Croft & Bender LLC** as of and for the year ended December 31, 2013, and have issued our report thereon dated March 10, 2014, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The computation of net capital, reconciliation of members' equity, reconciliation of net capital, computation of aggregate indebtedness, and computation for determination of reserve requirements at December 31, 2013, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Windham Brannon P.C.

Certified Public Accountants

March 10, 2014

Croft & Bender LLC

Supplementary Information
December 31, 2013

Computation of Net Capital

Members' equity, December 31, 2013		$	739,630
Less: Fair value of warrants	(1,804,572)		
Add: Contingent compensation related to warrants	1,804,572		
Effect of warrants on net capital	-		-
Less non-allowable assets			(63,564)
Net capital		$	676,066

Reconciliation of Members' Equity

Members' equity, Form 17A-5, Part IIA	$	739,630
Audited financial statement adjustments		-
Members' equity per audited financial statements	$	739,630

Reconciliation of Net Capital

Net capital, Form 17A-5, Part IIA	$	676,066
Audited financial statement adjustments to non-allowable assets		-
Net capital per audited financial statements	$	676,066

Computation of Aggregate Indebtedness as Defined Under Rule 15c3-1

Accounts payable and other liabilities	$	1,899,935
Less: Contingent compensation related solely to warrants		(1,804,572)
Total aggregate indebtedness	$	95,363
Ratio of aggregate indebtedness to net capital		.14 to 1

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The provisions of the aforementioned rule are not applicable to Croft & Bender LLC as the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. Croft & Bender LLC is therefore exempt under the provisions of Rule 15c3-3(k)(2)(i).

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To The Members of
Croft & Bender LLC

In planning and performing our audit of the financial statements of **Croft & Bender LLC** (the Company), for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed above.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the use of the Company, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon P.C.

Certified Public Accountants

March 10, 2014

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To The Members of
Croft & Bender LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Croft & Bender LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 (attached) with respective cash disbursement records noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. There were no adjustments reported in Form SIPC-7; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon P.C.

Certified Public Accountants

March 10, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051520 FINRA DEC
CROFT AND BENDER LLC 13*13
BLDG ONE SUITE 100
4200 NORTHSIDE PKWY NW
ATLANTA GA 30327-3054

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
LEE ANDERSON (404)841-3131

2. A. General Assessment (item 2e from page 2) $ 10,023
   B. Less payment made with SIPC-6 filed (**exclude interest**) (4,405)
   7/24/2013
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 5,618
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 5,618
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 5,618
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CROFT + BENDER LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27th day of FEBRUARY, 20 14.

MANAGING DIRECTOR
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,009,285
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	-
2d. SIPC Net Operating Revenues	$ 4,009,285
2e. General Assessment @ .0025	$ 10,023
	(to page 1, line 2.A.)